Exhibit 6.11

CONFIDENTIAL	July 29, 2016
James L. Reynolds, President and CEO ADOMANI, Inc. 620 Newport Center Drive, Suite 1100 Newport Beach, CA 92660

Re:	Proposed Initial Public Offering

Dear Jim:

We are pleased to submit the following agreement with respect to a planned initial public offering (“IPO”) and pre-IPO financing by and for ADOMANI, Inc. or any other corporate entities that may be utilized from time to time (“the Company” or “ADOMANI”), consisting of the Company’s Common Stock that will be applied for listing on NASDAQ, the NYSE or the NYSE MKT national securities exchanges.

Monarch Bay Securities, LLC (“Monarch”) is pleased to act as exclusive financial advisor to the Company (“Advisor”), including its affiliates and subsidiaries, in connection with the Company’s intention to pursue the corporate finance activities described in this Agreement or any combination thereof (any such activities in Sections 2. a) i, ii, and or iii below henceforth being referred to as a “Transaction”). The exclusive, best efforts, engagement outlined in this letter has the objective of providing growth capital and stock liquidity to support the Company’s global expansion plan.

The final terms of the IPO will be dictated by pre-existing investor interest, market conditions and the financial performance of the Company and its consolidated subsidiaries prior to the date that the Securities and Exchange Commission shall declare the Company’s Form S registration statement for the IPO to be effective (the “Effective Date”). However, it is our mutual expectation that we will offer not less than $10,000,000 of Common Stock to investors in the IPO.

This letter agreement (“Agreement”) contemplates certain conditions and assumptions upon which the IPO to be underwritten by Monarch Capital Partners LLC, will be based. It is our intention that, immediately prior to the Effective Date, we will enter into an exclusive Underwriting Agreement with the Company. Monarch will act as managing underwriter and as the representative of each of the several underwriters, if any, for the IPO on a “best efforts” basis. We reserve the right to bring in such other co-managers, underwriters and selected dealers for the offering as we shall determine and who shall be reasonably acceptable to the Company. The Underwriting Agreement and related agreements shall contain such terms and conditions as are customarily contained in agreements of such character.

898 N. Sepulveda Blvd, Suite 475, El Segundo, CA 90245 | 949-295-1580 phone | 815-301-8099 fax

ADOMANI, Inc. July 29, 2016	Page | 2

This Agreement will confirm the understanding and agreement between Monarch and the Company as follows:

1.	Advisory Services. Monarch will provide advisory services to the Company in the areas of corporate development, corporate finance and/or capital placement transactions. Monarch also will introduce other firms, products and services to the Company as deemed necessary during the normal course of business and act as coordinator for all activities within its purview. It is also understood that Monarch is acting as an advisor only, and shall have no authority to (i) enter into any commitments on the Company’s behalf, (ii) negotiate the terms of any Transaction, (iii) hold any funds or securities in connection with any Transaction, or (iv) to perform any other acts on behalf of the Company without the Company’s express written consent.

2.	Fees and Expenses. In connection with the services to be rendered hereunder, the Company agrees to pay Monarch the following fees and expenses upon the closing of each Transaction directly to Monarch from the escrow established for each such Transaction closing or in such other manner as may be acceptable to Monarch. Immediately prior to closing of a Transaction, the Company will sign a payment authorization letter, in a form to be prepared at the sole discretion of Monarch, irrevocably instructing the Escrow Agent or Transaction source to deduct the fees and expenses due to Monarch from the Transaction and remit those fees and expenses directly to Monarch:

a) Success Fees:

i.	Transactions: Other than in the Company’s normal course of business activities, any sale, merger, acquisition, joint venture, strategic alliance, technology partnership, licensing agreement or other similar agreements shall accrue compensation to Monarch based on a percentage of the Aggregate Consideration (as defined below) calculated as follows:

•	10.0% for Aggregate Consideration of less than USD$10,000,000; plus

•	8.0% for Aggregate Consideration between USD$10,000,000 and USD$25,000,000; plus

•	6.0% for Aggregate Consideration between USD$25,000,001 and USD$50,000,000; plus

•	4.0% for Aggregate Consideration between USD$50,000,001 and USD$75,000,000; plus

•	2.0% for Aggregate Consideration between USD$75,000,001 and USD$100,000,000; plus

•	1.0% for Aggregate Consideration above USD$100,000,000.

“Aggregate Consideration” is defined as the greater of (i) the total amount actually payable and (ii) the value assigned to such a transaction, whether due

898 N. Sepulveda Blvd, Suite 475, El Segundo, CA 90245 | 949-295-1580 phone | 815-301-8099 fax

ADOMANI, Inc. July 29, 2016	Page | 3

at closing or deferred by the Company or any affiliate of the Company, and shall include all cash or cash equivalents, the principal amount of any notes, all classes of securities issued, the aggregate amounts payable pursuant to any consulting agreements, employment agreements, agreements not to compete and similar agreements, and the aggregate amount of value of any bank or term loans or other debts assumed or refinanced as part of the transaction.

ii.	Debt Financing: For any debt financing Transaction, including, without limitation, any investment in or purchase of notes, term loans, promissory notes and debentures, Monarch shall receive upon the closing of such Transaction: (i) a Success Fee, payable in cash, equal to five percent (5%) of the gross proceeds received by the Company from such closing, plus (ii) warrants in the entity financed, with a cashless exercise provision, equal to five percent (5%) of the gross proceeds received by the Company from such closing, exercisable at a strike price equal to one hundred percent (100%) of the fair market value of the Common Stock for the Company as of the date of the closing of the Transaction, in whole or in part, at any time within five (5) years from issuance. For example, if a debt financing of USD$20 million is completed, and the Company’s Common Stock is valued at USD$2 per share on the day the debt financing is closed, Monarch would be paid a cash commission of USD$1,000,000, and receive warrants to purchase 500,000 shares of the Company’s Common Stock, with Monarch paying a fixed price of USD$2 per share, exercisable for five years. The foregoing language does not apply to debt financing for projects funded by bank or commercial loans or derived from foreign and domestic governmental and quasi-governmental agencies, including, but not limited to, state, Federal, county, local, or administrative agencies.

iii.	Equity Investment: For any equity investment into the Company, including, without limitation, any investment in or purchase of common stock, preferred stock, convertible stock, LLC Memberships, convertible debentures, convertible debt, subordinated debt with warrants or any other securities convertible into common stock, and any other form of debt instrument involving any other form of equity participation, Monarch shall receive upon the closing of such Transaction: (i) a Success Fee, payable in cash, equal to seven percent (7%) of the gross proceeds received by the Company from such closing, plus (ii) warrants in the entity financed, with a cashless exercise provision, equal to seven percent (7%) of the gross proceeds received by the Company from such closing, exercisable at a strike price equal to one hundred percent (100%) of the fair market value of the Common Stock for the Company as of the date of the closing of the Transaction, in whole or in part, at any time within five (5) years from issuance. For example, if an equity investment of USD$20 million is completed, where the Company sold four million shares of its common stock at USD$5 per share, Monarch would be paid a cash commission of USD$1,400,000, and receive warrants to purchase 280,000 shares of the Company’s common stock, with Monarch paying a fixed price of USD$5 per share, exercisable for five years.

898 N. Sepulveda Blvd, Suite 475, El Segundo, CA 90245 | 949-295-1580 phone | 815-301-8099 fax

ADOMANI, Inc. July 29, 2016	Page | 4

b) Expenses: The Company also agrees to reimburse Monarch, promptly when invoiced, for all of its reasonable out-of-pocket expenses (including reasonable fees and expenses of its legal counsel) in connection with the performance of a Transaction or Transactions referred to herein, regardless of whether such a Transaction(s) occurs. Any expense above USD$5,000 shall be pre-approved by the Company. Upon the earlier of the termination of this letter agreement or completion of a Transaction, the Company agrees to pay promptly in cash any unreimbursed expenses that have accrued as of such date.

c) Advisory Fees: Upon the filing of an application for listing on NASDAQ, the NYSE or the NYSE MKT national securities exchanges, the Company shall pay Monarch an Additional Advisory Fee of USD$50,000.

3.	Indemnification. The Company agrees to indemnify Monarch as set forth in Schedule A annexed hereto and made a part hereof.

4.	Successors. This Agreement shall be binding upon any and all successors and assigns of the Company (including any corporation surviving any merger to which the Company is a party). Monarch shall be permitted to assign its rights or delegate its obligations hereunder by operation of law or otherwise, including as a result of the partial or total merger or consolidation of Monarch with another entity.

5.	Term. The term of this Agreement (the “Engagement Period”) will expire upon the earlier to occur of (i) twelve (12) months from the date Monarch receives an executed copy of this Agreement from the Company and (ii) the mutual written agreement of the Company and Monarch. The Engagement Period may be extended for additional six (6) month periods under the same terms and conditions as described herein by mutual written agreement of the Company and Monarch. Upon the termination of the Agreement, the Company shall pay Monarch any out-of-pocket expenses incurred up to the date thereof. In addition, Monarch shall be entitled to the Success Fee(s), described in Section 2 hereof, if the Company completes, during the twelve (12) month period following the termination of this Agreement, a Transaction with a party with which Monarch had discussions regarding a Transaction prior to the termination of this Agreement (collectively, the “Identified Party(ies)”).

6.	Registration. In the event the Company undertakes a public offering following the IPO, the Company hereby grants Monarch customary “piggyback” registration rights for the stock of the Company underlying any warrants issued as part of the Success Fee(s) to Monarch as described herein.

898 N. Sepulveda Blvd, Suite 475, El Segundo, CA 90245 | 949-295-1580 phone | 815-301-8099 fax

ADOMANI, Inc. July 29, 2016	Page | 5

7.	Future Services. The Company agrees that it shall provide Monarch the right of first refusal for one (1) year from the date of the consummation of a Transaction (as defined in the second paragraph of page one of this letter) or termination of this Agreement to act as Financial Advisor or to act as joint Financial Advisor on at least equal economic terms on any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of the equity or assets of the Company (collectively, “Future Services”). In the event the Company notifies Monarch of its intention to pursue an activity that would enable Monarch to exercise its right of first refusal to provide Future Services, Monarch shall notify the Company of its election to provide such Future Services, including notification of the compensation and other terms to which Monarch claims to be entitled, within thirty (30) days of written notice by the Company. In the event the Company engages Monarch to provide such Future Services, Monarch will be compensated consistent with Section 2 of this Agreement, unless mutually agreed otherwise by the Company and Monarch.

8.	Governing Law. This Agreement may not be amended or modified except in writing signed by each of the parties and shall be governed by and construed and enforced in accordance with the laws of the State of New York. Any controversy or claim relating to or arising from this Agreement (an “Arbitrable Dispute”) shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the Judicial Arbitration and Mediation Services (the “JAMS”) as such rules may be modified herein or as otherwise agreed by the parties in controversy. The forum for arbitration shall be New York City, New York. Following thirty (30) days’ notice by any party of intention to invoke arbitration, any Arbitrable Dispute arising under this Agreement and not mutually resolved within such thirty (30) day period shall be determined by a single arbitrator upon which the parties agree.

9.	USA Patriot Act. Monarch is committed to complying with U.S. statutory and regulatory requirements designed to combat money laundering and terrorist financing. The USA Patriot Act requires that all financial institutions obtain certain identification documents or other information in order to comply with their customer identification procedures.

10.	Confidentiality. All non-public information concerning the Company and its subsidiaries which is given to Monarch will be used by Monarch solely in the course of the performance of its services hereunder and will be treated confidentially by Monarch and any retained advisors and agents for as long as such information remains non-public. Except as otherwise required by law, Monarch will not use such information or disclose such information to a third party, other than its representatives who have a need to know such information in connection with the Transactions contemplated by this Agreement and who agree to keep such information confidential.

This Agreement is for confidential use of the Company and Monarch only and may not be disclosed by the Company to any person other than its attorneys, accountants, financial advisors, and shareholders and only on a confidential basis in connection with the proposed transaction or financing, except where disclosure is required by law or is mutually consented to in writing by Monarch and the Company.

898 N. Sepulveda Blvd, Suite 475, El Segundo, CA 90245 | 949-295-1580 phone | 815-301-8099 fax

ADOMANI, Inc. July 29, 2016	Page | 6

11.	Access to Information. In connection with Monarch activities on the Company’s behalf, the Company agrees that it will furnish Monarch with all information concerning the Company and the Transaction(s) that Monarch reasonably deems appropriate and that the Company will provide Monarch with reasonable access to its officers, accountants, attorneys and other professional advisors. The Company represents that all information made available to Monarch will be complete and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are made. In rendering its services hereunder, Monarch will be utilizing and relying on the information without independent verification thereof or independent appraisal of any of the Company’s assets.

12.	Disclosure. During the Engagement Period and for sixty (60) days thereafter, the Company agrees not to issue any press releases or communications to the public relating to any Transaction without Monarch prior approval or unless otherwise required by law, which will not be unreasonably withheld or delayed, and the Company agrees that such press release will state that the transaction and/or financing was arranged by Monarch, unless Monarch and the Company mutually agree otherwise or unless otherwise required by law. The Company further agrees that, except as restricted by applicable law, Monarch may, at its own expense, publicize its services to the Company hereunder, including, without limitation, by issuing press releases, placing advertisements and referring to the Transaction(s) on Monarch’s website.

13.	Modification. This Agreement may not be modified or amended except in writing duly executed by the parties hereto.

14.	Notices. Any notice required shall be in writing and may be delivered by hand, e-mail, fax or first class mail to the following addresses (or at such other email, fax number or address as shall hereafter be specified by such party by like notice):

(b)	If to the Company, to:

Mr. James L. Reynolds, President and CEO

ADOMANI, Inc.

620 Newport Center Drive, Suite 1100

Newport Beach, CA 92660

Fax Number:

E-mail:

(c)	If to Monarch, to:

Keith Moore, CEO

Monarch Bay Securities, LLC

898 N. Sepulveda, Suite 475

El Segundo, CA 90245

Fax Number: (815) 301-8099

E-mail: keith@Monarchecurities.com

898 N. Sepulveda Blvd, Suite 475, El Segundo, CA 90245 | 949-295-1580 phone | 815-301-8099 fax

ADOMANI, Inc. July 29, 2016	Page | 7

Notices shall be deemed to have been given contemporaneously in the case of fax or e-mail. Notices given by first class mail shall be deemed to have been given seven days after mailing. Evidence that the notice was properly addressed, stamped and mailed shall be prima facie evidence of mailing.

15.	Waiver. Neither Monarch’s nor the Company’s failure to insist at any time upon strict compliance with this Agreement or any of its terms nor any continued course of such conduct on their part shall constitute or be considered a waiver by Monarch or the Company of any of their respective rights or privileges under this Agreement.

16.	Severability. If any provision herein is or should become inconsistent with any present or future law, rule or regulation of any sovereign government or regulatory body having jurisdiction over the subject matter of this Agreement, such provision shall be deemed to be rescinded or modified in accordance with such law, rule or regulation. In all other respects, this Agreement shall continue to remain in full force and effect.

17.	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and will become effective and binding upon the parties at such time as all of the signatories hereto have signed a counterpart of this Agreement. All counterparts so executed shall constitute one Agreement binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the same counterpart. Each of the parties hereto shall sign a sufficient number of counterparts so that each party will receive a fully executed original of this Agreement.

18.	Entire Agreement. This Agreement (together with Schedule A hereto) constitutes the entire agreement between the Company and Monarch. No other agreements, covenants, representations or warranties, express or implied, oral or written, have been made by any party hereto to any other party concerning the subject matter hereof. All prior and contemporaneous conversations, negotiations, possible and alleged agreements, representations, covenants and warranties concerning the subject matter hereof are merged herein and shall be of no further force or effect.

Please confirm that the foregoing is in accordance with our understanding by signing and returning one copy of this Agreement to Monarch to indicate the Company’s acceptance of the terms set forth herein.

Very truly yours,

898 N. Sepulveda Blvd, Suite 475, El Segundo, CA 90245 | 949-295-1580 phone | 815-301-8099 fax

ADOMANI, Inc. July 29, 2016	Page | 8

Monarch Bay Securities, LLC

By:	/s/ Daniel J. McClory
Daniel J. McClory Managing Director

By:	/s/ Keith Moore
Keith Moore CEO

Accepted as of the date first above written: ADOMANI, Inc.

By:	/s/ James L. Reynolds
James L Reynolds, President and CEO

898 N. Sepulveda Blvd, Suite 475, El Segundo, CA 90245 | 949-295-1580 phone | 815-301-8099 fax

ADOMANI, Inc. July 29, 2016	Page | 9

SCHEDULE A

The Company agrees that it shall indemnify and hold harmless, Monarch, its members, managers, officers, employees, agents, affiliates and controlling persons within the meaning of Section 20 of the Securities Exchange Act of 1934 and Section 15 of the Securities Act of 1933, each as amended (any and all of whom are referred to as an “Indemnified Party”), from and against any and all losses, claims, damages, liabilities, or expenses, and all actions in respect thereof (including, but not limited to, all legal or other expenses reasonably incurred by an Indemnified Party in connection with the investigation, preparation, defense or settlement of any claim, action or proceeding, whether or not resulting in any liability), incurred by an Indemnified Party with respect to, caused by, or otherwise arising out of any transaction contemplated by this Agreement or Monarch’s performing the services contemplated hereunder; provided, however, the Company will not be liable to the extent, and only to the extent, that any loss, claim, damage, liability or expense is finally judicially determined to have resulted primarily from Monarch’s gross negligence or bad faith in performing such services.

If the indemnification provided for herein is conclusively determined (by an entry of final judgment by a court of competent jurisdiction and the expiration of the time or denial of the right to appeal) to be unavailable or insufficient to hold any Indemnified Party harmless in respect to any losses, claims, damages, liabilities or expenses referred to herein, then the Company shall contribute to the amounts paid or payable by such Indemnified Party in such proportion as is appropriate and equitable under all circumstances taking into account the relative benefits received by the Company on the one hand and Monarch on the other, from the transaction or proposed transaction under the Agreement or, if allocation on that basis is not permitted under applicable law, in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and Monarch on the other, but also the relative fault of the Company and Monarch; provided, however, in no event shall the aggregate contribution of Monarch and/or any Indemnified Party be in excess of the net compensation actually received by Monarch and/or such Indemnified Party pursuant to this Agreement.

The Company shall not settle or compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened action, claim, suit or proceeding in which any Indemnified Party is or could be a party and as to which indemnification or contribution could have been sought by such Indemnified Party hereunder (whether or not such Indemnified Party is a party thereto), unless such consent or termination includes an express unconditional release of such Indemnified Party, reasonably satisfactory in form and substance to such Indemnified Party, from all losses, claims, damages, liabilities or expenses arising out of such action, claim, suit or proceeding.

In the event any Indemnified Party shall incur any expenses covered by this Schedule A, the Company shall reimburse the Indemnified Party for such covered expenses within ten (10) business days of the Indemnified Party’s delivery to the Company of an invoice therefor, with receipts attached. Such obligation of the Company to so advance funds may be conditioned upon the Company’s receipt of a written undertaking from the Indemnified Party to repay such amounts within ten (10) business days after a final, non-appealable judicial determination that such Indemnified Party was not entitled to indemnification hereunder.

The foregoing indemnification and contribution provisions are not in lieu of, but in addition to, any rights which any Indemnified Party may have at common law hereunder or otherwise, and shall remain in full force and effect following the expiration or termination of Monarch’s engagement and shall be binding on any successors or assigns of the Company and successors or assigns to all or substantially all of the Company’s business or assets.

898 N. Sepulveda Blvd, Suite 475, El Segundo, CA 90245 | 949-295-1580 phone | 815-301-8099 fax